K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 17, 2016	Mark C. Amorosi mark.amorosi@klgates.com T 202-778-9351

VIA EDGAR AND E-MAIL

Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment Nos. 7 and 8 to the Registration Statement on Form N-1A of 1290 Funds (File Nos. 333-195390; 811-22959)

Dear Ms. Bentzinger:

On behalf of the above-referenced registrant, set forth below are comments that you provided on January 6, 2016 concerning Post-Effective Amendment No. 7 (“PEA No. 7”) and Post-Effective Amendment No. 8 (“PEA No. 8”) to the Registration Statement on Form N-1A of 1290 Funds (the “Trust”), each as filed with the SEC on November 19, 2015. PEA No. 7 was filed in connection with registering ten new series of the Trust, 1290 Retirement 2020 Fund (“Retirement 2020 Fund”), 1290 Retirement 2025 Fund, 1290 Retirement 2030 Fund, 1290 Retirement 2035 Fund, 1290 Retirement 2040 Fund, 1290 Retirement 2045 Fund, 1290 Retirement 2050 Fund, 1290 Retirement 2055 Fund, 1290 Retirement 2060 Fund (collectively, the “Retirement Funds”) and 1290 DoubleLine Dynamic Allocation Fund (“DoubleLine Fund” and together with the Retirement Funds, the “Retirement and DoubleLine Funds”). PEA No. 8 was filed in connection with registering two new series of the Trust, 1290 Global Equity Income Fund (“Global Equity Income Fund”) and 1290 Global Talents Fund (“Global Talents Fund”) (collectively, the “Global Funds” and together with the Retirement and DoubleLine Funds, the “Funds”).

Your comments are set forth in italics and are followed by the Trust’s responses. Disclosure changes made in response to your comments are shown in the enclosed revised marked pages from PEA No. 7 and PEA No. 8. These changes, along with the changes to the Appendices to the Statements of Additional Information, will be incorporated into the Trust’s next post-effective amendment filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendments and page references are to the page numbers in the respective Post-Effective Amendment. In addition, please note that the Global Equity Income Fund and the Global Talents Fund will not be included in the upcoming post-effective amendment and instead will be included in a separate post-effective amendment to be filed at a later date.

DC-9963827

Elisabeth Bentzinger

February 17, 2016

I.	PEA No. 7

1.	General Comments

(a)	Please update the EDGAR series and class identifiers with ticker symbols when they are available.

Response: The Trust confirms that it will update the identifiers when the ticker symbols become available.

2.	Retirement Funds - Summary Prospectuses

(a)	Please note that responses to comments made to the summary prospectus for the Retirement 2020 Fund should be made to the summary prospectus for each of the Retirement Funds, as applicable.

Response: The Trust acknowledges that the comments made to the summary prospectus for the Retirement 2020 Fund will be made to the summary prospectus for each of the Retirement Funds, as applicable.

(b)

Retirement 2020 Fund - Principal Investment Strategy (p. 2): Please disclose that the Fund may hold cash or invest in short-term paper and other short-term investments (instead of allocating such investment to an Underlying ETF), as disclosed in the Item 9(b) disclosure on page 48 of the prospectus.

Response: The Trust has added the following as the penultimate sentence to the paragraph immediately preceding the allocation table:

“The Fund may hold cash or invest in short-term paper and other short-term investments (instead of allocating investments to an Underlying ETF) as deemed appropriate by the Adviser.”

(c)

Retirement 2020 Fund - Principal Investment Strategy (p. 2): Please disclose the Fund’s or the Underlying ETFs’ strategies or expectations regarding the maturity, duration and credit quality of the fixed income securities in which they may invest.

Response: The Trust has added the following as the fourth and third to last sentences to the paragraph immediately preceding the allocation chart:

“The Fund is not limited with respect to the maturity, duration or credit quality of the fixed income securities in which it invests. The Underlying ETFs in which the Fund may invest may also invest in fixed income securities of any maturity, duration or credit quality.”

(d)	Retirement 2020 Fund - Principal Investment Strategy (p. 2): Please consider disclosing that the Fund’s fixed income investments may include variable rate or floating rate securities, if true.

Elisabeth Bentzinger

February 17, 2016

Response: The Trust does not expect that the Retirement Funds’ fixed income investments will have significant exposure to variable rate or floating rate securities as part of the principal investment strategies of the Retirement Funds.

(e)

Retirement 2020 Fund - Principal Investment Strategy (p. 2): The staff notes that “Mortgage-Backed and Asset-Backed Securities Risk” is included as a principal risk. Please either add investments in asset-backed securities as a principal investment strategy or remove the references to asset-backed securities in the principal risks section.

Response: The Trust has added asset-backed securities to the Fund’s principal investment strategy.

(f)

Retirement 2020 Fund - Principal Investment Strategy (p. 2): If asset-backed securities are a principal investment strategy, please state supplementally whether and to what extent the Fund will invest in asset-backed securities that rely on the exceptions to the definition of “investment company” contained in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended, and whether there is a limit on the percentage of the Fund’s assets that can be invested in such asset-backed securities. Please note that this comment is also applies to the DoubleLine Fund.

Response: It is not expected that asset-backed securities that rely on the Section 3(c)(1) or 3(c)(7) exceptions would comprise a significant portion of the Fund’s assets, and in any event, any such investment would be below 15% of the Fund’s assets.

(g)

Retirement 2020 Fund - Principal Investment Strategy (p. 2): Please delete the last sentence of the principal investment strategy, which states that, “[b]y investing in the Fund, you will indirectly bear fees and expenses charged by the Underlying ETFs in which the Fund invests in addition to the Fund’s direct fees and expenses.” The staff notes that this sentence is included in the principal risks section and is neither required nor permitted by Item 4(a) of Form N-1A.

Response: Although the Trust does not believe that this sentence is prohibited by Form N-1A, it has made the requested change.

(h)

Retirement 2020 Fund - Principal Risks (p. 3): The staff notes that the principal risks section includes multiple references to derivatives. Please confirm supplementally that investments in derivatives are not a principal investment strategy of the Fund. Alternatively, if investments in derivatives are a principal investment strategy of the Fund, add appropriate disclosure to the principal investment strategy and principal risks sections in accordance with the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, regarding derivatives-related disclosures by investment companies, dated July 30, 2010 (the “Barry Miller Letter”).

Response: The Trust confirms that investments in derivatives are not a principal strategy of the Retirement Funds.

(i)	Retirement 2020 Fund - Principal Risks (p. 3): The staff notes that “Interest Rate Risk” discusses duration. In an appropriate place in the prospectus, please define “duration” and

Elisabeth Bentzinger

February 17, 2016

discuss how a 1% rise in interest rates impacts the value of portfolio securities at a given duration. Please note that this discussion need not be included in the summary prospectus.

Response: The Trust has added this disclosure to the Glossary section in the prospectus, as follows:

“Duration - A measure of how much a bond’s price fluctuates with changes in interest rates. As a general rule, for every 1% increase or decrease in interest rates, a bond’s price will change approximately 1% in the opposite direction for every year of duration. For example, if a bond has a duration of five years and interest rates increase by 1%, the bond’s price will decline by approximately 5%. Conversely, if a bond has a duration of five years and interest rates fall by 1%, the bond’s price will increase by approximately 5%. Other factors can influence a bond portfolio’s performance and share price. Accordingly, a bond portfolio’s actual performance will likely differ from the example.”

(j)

Retirement 2020 Fund - Principal Risks (pgs. 3-4): The staff notes that “Mortgage-Backed and Asset-Backed Securities Risk” is included as a principal risk. Please disclose any principal risks and related principal investment strategies associated with investments in sub-prime mortgages.

Response: The Trust has added the following as the last sentence to “Mortgage-Backed and Asset-Backed Securities Risk”:

“In addition, certain mortgage- and asset-backed securities may include securities backed by pools of loans made to “subprime” borrowers or borrowers with blemished credit histories; the risk of defaults is generally higher in the case of mortgage pools that include such subprime mortgages.”

(k)

Retirement 2020 Fund - Performance (p. 4): The staff notes that the Fund is new and therefore does not include performance information. Please identify supplementally the broad-based securities market index that the Fund will utilize.

Response: The Trust anticipates that the benchmarks utilized for the Retirement Funds will be the S&P Target Date Indices, as follows:

1290 Retirement 2020 Fund: S&P Target Date 2020 Index

1290 Retirement 2025 Fund: S&P Target Date 2025 Index

1290 Retirement 2030 Fund: S&P Target Date 2030 Index

1290 Retirement 2035 Fund: S&P Target Date 2035 Index

1290 Retirement 2040 Fund: S&P Target Date 2040 Index

1290 Retirement 2045 Fund: S&P Target Date 2045 Index

1290 Retirement 2050 Fund: S&P Target Date 2050 Index

Elisabeth Bentzinger

February 17, 2016

1290 Retirement 2055 Fund: S&P Target Date 2055+ Index

1290 Retirement 2060 Fund: S&P Target Date 2055+ Index

3.	Retirement Funds - Statutory Prospectus

(a)

More Information on Strategies and Risks (p. 48): The staff notes the disclosure indicating that the Retirement Funds may engage in active and frequent trading to achieve their investment objectives. In accordance with Instruction 7 to Item 9(b)(1) of Form N-1A, please explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance.

Response: The Trust has added the following as the last sentence to that paragraph:

“Sales of securities through frequent trading may result in realization of taxable capital gain, including short-term capital gain that will generally be taxable to shareholders as ordinary income and may adversely affect a Fund’s after-tax returns and its performance.”

(b)

More Information on Strategies and Risks (p. 47): Please consider including a chart or parentheticals to identify those strategies and risks that are principal to each Fund. Additionally, please consider moving any strategies and risks that are not principal to the SAI. See “Guidance Regarding Mutual Fund Enhanced Disclosure,” IM Guidance Update No. 2014-08, June 2014.

Response: The Trust notes that as required by Form N-1A, each Fund’s principal strategies and risks are listed in the applicable summary prospectus. Each Fund’s principal strategies and risks, as well as additional strategies and risks applicable to the Fund, are described within the statutory prospectus. The Trust respectfully submits that no further revisions are required.

4.	DoubleLine Fund - Summary Prospectus

(a)	Principal Investment Strategy (p. 2): The staff notes that the fifth paragraph states that the Sub-Adviser will use a “bottom up” approach. Please restate this disclosure in plain English.

Response: The Trust has restated that sentence to read as follows:

“The Sub-Adviser will actively manage the Active Allocated Portion using a “bottom-up” approach, which involves analyzing the individual attributes of a company, to identify attractive growth prospects.”

(b)

Principal Investment Strategy (p. 2): Please state the market capitalization range of the Index. In doing so, you may note that the market capitalization range is as of a particular date and may fluctuate over time.

Elisabeth Bentzinger

February 17, 2016

Response: The Trust submits that disclosing the market capitalization range of The Shiller Barclays CAPE® US Sector Index (the “Index”) is not appropriate or useful disclosure given the character and composition of the Index. Market capitalization is not a factor in the composition of the Index. The Index seeks to identify the four most undervalued market sectors in the United States, based on a modified CAPE Ratio (described below), and then uses a price momentum factor to seek to reduce the risk of investing in a sector that may appear undervalued, but which may instead be priced relatively lower due to fundamental issues with the sector that may affect its long-term return prospects.

The CAPE ratio averages ten years of reported company earnings to account for earnings and market cycles over time. The modified CAPE ratio of a sector is computed by dividing the sector’s CAPE ratio at a given point in time by the 20-year historical average of the sector’s CAPE ratio. Each month, the Index ranks 10 U.S. market sectors based on a modified CAPE ratio and calculation of 12-month price momentum, equally allocating across the top four ranked sectors.

As disclosed in the prospectus, through the Index, the Fund will have focused exposures to the sectors making up the Index. These sectors are not selected based on market capitalization. Thus disclosing the market capitalization of the Index, even if such information were available (we note that Barclays does not include market capitalization information in its description of the Index), would be of limited utility to investors, since the Index focuses on undervalued sectors rather than companies of any particular market capitalization range.

(c)

Principal Investment Strategy (p. 2): The staff notes that the disclosure in paragraph 6 is somewhat technical (e.g. “notional long exposure”); please revise to be more understandable to an average investor.

Response: The Trust has revised that disclosure as follows:

“The Index allocates an ~~equally weighted notional long exposure~~ equal weight to four U.S. sectors that are undervalued, as determined by the modified CAPE ratio.”

(d)

Principal Investment Strategy (p. 2): The staff notes the disclosure regarding swaps transactions in the seventh paragraph. Please disclose the types of swaps transactions in which the Fund may engage.

Response: The Trust has revised the first sentence of that paragraph to read as follows:

“The Fund may enter into swap transactions, primarily total return swaps, or futures transactions designed to provide a return approximating the Index’s return.”

(e)

Principal Investment Strategy (pgs. 1-3): As a general comment, the staff notes that the principal investment strategy is complex. Please consider adding sub-headings to make the principal investment strategy easier to follow.

Response: The Trust has added sub-headings to the discussion of the Fund’s principal investment strategy.

Elisabeth Bentzinger

February 17, 2016

(f)	Principal Risks (p. 4): The staff notes that “ETF Risk” refers to “issuer-specific risk” and “market capitalization risk”. Please briefly define or explain these risks in the principal risks section.

Response: The Trust has revised the definition of “ETF Risk” to remove the reference to “market capitalization risk.” A definition of “issuer-specific risk” is included in the statutory prospectus.

(g)

Principal Risks (pgs. 4-7): The staff notes that the following risks that are included in the principal risks section do not correspond to any of the strategies that are disclosed in the principal investment strategy section: Financial Services Sector Risk, Inflation-Indexed Bonds Risk, Loan Participation and Assignments Risk, Privately Placed and Restricted Securities Risk and Real Estate Investing Risk. Please add appropriate disclosure to the principal investment strategy section to disclose the strategies associated with these risks or revise the principal risks section to delete risks that do not have a corresponding principal investment strategy.

Response: The Trust notes the following:

Financial Services Sector- The Trust has deleted this as a principal risk.

Inflation-Indexed Bonds- The Trust has modified the Fund’s Principal Investment Strategy to note that the fixed income instruments in which the Fund may invest include inflation-indexed bonds.

Loan Participation and Assignments- This risk was intended to address the Fund’s investments in bank loans and assignments (please see 8th paragraph under Principal Investment Strategy). The Trust has revised that risk, along with Bank Loan Risk to address risks associated with loans in general, including bank loans, and loan participations and assignments.

Privately Placed and Restricted Securities- The Trust notes that the Fund has the ability to invest in companies that do not have publically-traded securities (please see 5th paragraph under Principal Investment Strategy).

Real Estate Investing Risk- This risk is intended to address the Fund’s investments in commercial and residential mortgaged-backed securities (please see 8th paragraph under Principal Investment Strategy). In addition the Trust has revised this risk disclosure to address real estate-related investments.

(h)	Principal Risks (p. 5): When discussing “Inverse Floaters Risk”, please consider disclosing that inverse floaters tend to move in the opposite direction of interest rates, if true.

Response: The Trust has made the requested change.

(i)

Principal Risks (p. 5): As with the Retirement 2020 Fund, the staff notes that “Mortgage-Backed and Asset-Backed Securities Risk” is included as a principal risk. Please disclose any principal risks and related principal investment strategies associated with investments in sub-prime mortgages.

Elisabeth Bentzinger

February 17, 2016

Response: The Trust has made the requested change.

(j)

Principal Risks (p. 7): The staff notes that “Privately Placed and Restricted Securities Risk” is included as a principal risk. Please be aware that, to date, the staff has permitted mutual funds to invest only 15% of their total assets in hedge funds. Also, it is the staff’s position that, for purposes of a fund’s fundamental investment restriction with respect to investments in illiquid securities, a fund’s entire investment in hedge funds should be deemed illiquid.

Response: The Trust notes the staff’s comments regarding its position on investments in hedge funds.

5.	DoubleLine Fund - Statutory Prospectus

(a)

More Information on Strategies and Risks (p. 11): The staff notes that the disclosure regarding derivatives indicates that the Fund may invest in credit default swaps. If the Fund will write credit default swaps, please confirm supplementally that the Fund will segregate assets to cover the full notional amount of such obligation.

Response: The Fund confirms that if it will write credit default swaps, it will segregate assets to cover the full notional amount of such obligation.

(b)

More Information on Strategies and Risks (p. 13): The staff notes the disclosure indicating that the Retirement Funds may engage in active and frequent trading to achieve their investment objectives. In accordance with Instruction 7 to Item 9(b)(1) of Form N-1A, please explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance.

Response: The Trust has added the following as the last sentence to that paragraph:

“Sales of securities through frequent trading may result in realization of taxable capital gain, including short-term capital gain that will generally be taxable to shareholders as ordinary income and may adversely affect the Fund’s after-tax returns and its performance.”

(c)

More Information on Strategies and Risks (p. 12): The staff notes that “Index Strategy Risk” is included in the principal risk section in the fund summary, but is not included in the statutory prospectus. Please describe “Index Strategy Risk” in the statutory prospectus in accordance with Item 9(c) of Form N-1A.

Response: The Trust has added the following disclosure to the statutory prospectus:

“Index Strategy Risk - A Fund that employs an index strategy generally invests in the securities included in the relevant index or a representative sample of such securities regardless of market trends to track the performance of an unmanaged index of securities, whereas actively managed portfolios typically seek to outperform a benchmark index. Such a Fund generally will not modify its index strategy to respond to changes in the economy, which means that it may be particularly susceptible to a general decline in the market

Elisabeth Bentzinger

February 17, 2016

segment relating to the relevant index. In addition, although the index strategy attempts to closely track its benchmark index, the Fund may not invest in all of the securities in the index. Also, the Fund’s fees and expenses will reduce the Fund’s returns, unlike those of the benchmark index. Cash flow into and out of the Fund, portfolio transaction costs, changes in the securities that comprise the index, and the Fund’s valuation procedures also may affect the Fund’s performance. Therefore, there can be no assurance that the performance of the index strategy will match that of the benchmark index.”

(d)

More Information on Strategies and Risks (p. 16): Please disclose whether the discussion included in “Bank Loans Risk” is principal risk disclosure and, if not, please explain the basis for that determination. Additionally, the last sentence of the first paragraph of “Bank Loans Risk” states that transactions in bank loans may settle on a delayed basis. Please address how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period and disclose that the Fund may be forced to incur losses in order to pay redemption proceeds on time.

Response: The Trust has revised the principal risk disclosure regarding loans to incorporate aspects of the discussion in the section “More Information on Strategies and Risks.” In addition, the Trust has revised the loan risk disclosure to address the risk associated with longer settlement periods for loans. The disclosure has been revised as follows:

Summary prospectus disclosure:

~~Bank~~ Loan Risk: Loan interests are subject to ~~additional risks including~~ liquidity risk, prepayment risk (the risk that when interest rates fall, debt securities may be repaid more quickly than expected and ~~a portfolio~~the Fund may be required to reinvest in securities with a lower yield), extension risk (the risk that when interest rates rise, debt securities may be repaid more slowly than expected and the value of ~~a~~the Fund’s holdings may decrease), the risk of subordination to other creditors, restrictions on resale, and the lack of a regular trading market and publicly available information. ~~In addition, liquidity risk may be more pronounced for a Fund investing in loans because certain loans may have a more limited secondary market. These loans may be~~Loan interests may be difficult to value~~.~~ and may have extended trade settlement periods. Accordingly, the proceeds from the sale of a loan may not be available to make additional investments or to meet redemption obligations until potentially a substantial period after the sale of the loan. The extended trade settlement periods could force the Fund to liquidate other securities to meet redemptions and may present a risk that the Fund may incur losses in order to timely honor redemptions. There is a risk that the value of any collateral securing a loan in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the loan. In the event the borrower defaults, the Fund’s access to the collateral may be limited or delayed by bankruptcy or other insolvency laws. To the extent that the Fund invests in loan participations and assignments, it is subject to the risk that the financial institution acting as agent for all interests in a loan might fail financially. It is also possible that the Fund could be held liable, or may be called upon to fulfill other obligations, as a co-lender.

Statutory prospectus disclosure:

Elisabeth Bentzinger

February 17, 2016

~~Bank~~ Loan Risk: Loan interests are subject to ~~additional risks including~~ liquidity risk, prepayment risk (the risk that when interest rates fall, debt securities may be repaid more quickly than expected and a Fund may be required to reinvest in securities with a lower yield), extension risk (the risk that when interest rates rise, debt securities may be repaid more slowly than expected and the value of a Fund’s holdings may decrease), the risk of subordination to other creditors, restrictions on resale, and the lack of a regular trading market and publicly available information. In addition, liquidity risk may be more pronounced for a Fund investing in loans because certain loans may have a more limited secondary market. These loans may be difficult to value. Loan interests may have extended trade settlement periods. Accordingly, the proceeds from the sale of a loan may not be available to make additional investments or to meet redemption obligations until potentially a substantial period after the sale of the loan. The extended trade settlement periods could force a Fund to liquidate other securities to meet redemptions and may present a risk that the Fund may incur losses in order to timely honor redemptions.

A Fund’s investments in ~~bank~~ loans are subject to the risk that the Fund will not receive payment of interest, principal and other amounts due in connection with these investments and will depend primarily on the financial condition of the borrower. Fully secured ~~bank~~ loans offer a Fund more protection than unsecured ~~bank~~ loans in the event of nonpayment of scheduled interest or principal, although there is no assurance that the liquidation of a secured loan’s collateral could satisfy the borrower’s obligation or that the collateral ~~could~~would be readily liquidated. In addition, a Fund’s access to collateral may be limited by bankruptcy or other insolvency laws. In the event of a default, a Fund may not recover its principal, may experience a substantial delay in recovering its investment and may not receive interest during the delay.

Unsecured ~~bank~~ loans are subject to a greater risk of default than secured ~~bank~~ loans, especially during periods of deteriorating economic conditions. Unsecured ~~bank~~ loans also have a greater risk of nonpayment in the event of a default than secured ~~bank~~ loans since there is no recourse for the lender to collateral~~. If a Fund acquires a participation interest in a loan, the Fund may not be able to control the exercise of any remedies that the lender would have under the loan and likely would not have any rights against the borrower directly~~. Loans in which a Fund may invest may be made to finance highly leveraged corporate transactions. The highly leveraged capital structure of the borrowers in such transactions may make such loans especially vulnerable to adverse changes in economic or market conditions. In addition, ~~bank~~ loan interests may be unrated, and ~~the Fund’s~~a Fund’s Sub-Adviser may be required to rely exclusively on ~~their~~its analysis of the borrower in determining whether to acquire, or to continue to hold, a loan. Loans may not be considered “securities,” and purchasers, such as a Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws. To the extent that a Fund invests in loan participations and assignments, it is subject to the risk that the financial institution acting as agent for all interests in a loan might fail financially. It is also possible that a Fund could be held liable, or may be called upon to fulfill other obligations, as a co-lender.

Elisabeth Bentzinger

February 17, 2016

6.	Retirement and DoubleLine Funds - SAI

(a)

Fundamental Restrictions (p. 5): With respect to fundamental restriction (2), please revise the explanatory note to state that the Funds will consider the investments of the investment companies in which they invest when determining compliance with this fundamental restriction.

Response: The Trust is not aware of any SEC requirement to “look through” to the securities held by an underlying fund when monitoring a Fund’s industry concentration limit. The Trust has revised the last sentence of the explanatory note to read as follows:

“The Funds may consider the ~~concentration~~ investments of the underlying funds and ETFs in which they invest in determining compliance with this fundamental restriction.”

(b)	Fundamental Restrictions (p. 5): With respect to fundamental restriction (3), please revise the borrowing policy to make clear that the limits on borrowing are not limited to the time of borrowing.

Response: The Trust acknowledges that the restrictions in Section 18 of the 1940 Act on an open-end fund’s issuance of senior securities are not limited to the time of borrowing. The Fund’s practices relating to senior securities and borrowings comply with the requirements of the 1940 Act. The Trust respectfully submits that no additional revisions are necessary or required.

(c)	Appendix B (p. B-1): Please confirm that the information in Appendix B will be provided as of the most recent practicable date in accordance with Item 20 of Form N-1A.

Response: The Trust confirms that the requisite information will be provided as of the most recent practicable date.

II.	PEA No. 8

1.	General Comments

(a)	Responses to comments made to PEA No. 7 should be made to PEA No. 8, as applicable.

Response: The Trust confirms that the comments made to PEA No. 7 will be made to PEA No. 8, as applicable.

(b)

Please include the management fee and Rule 12b-1 fee in the fee table for future filings because the staff considers this information to be material. In addition, please provide the staff with fee tables that include the management fees and Rule 12b-1 fees of the Global Funds prior to PEA No. 8 becoming effective.

Response: The Trust notes the staff’s position and will include such information in future filings as requested. The Trust has included with the marked pages attached to this letter fee tables for the Global Funds that include management fees and Rule 12b-1 fees.

Elisabeth Bentzinger

February 17, 2016

2.	Global Equity Income Fund - Summary Prospectus

(a)

Principal Investment Strategy and Principal Risks (pgs. 1-4): In accordance with the Barry Miller Letter, please revise the Fund’s principal investment strategy and principal risks disclosures to describe the actual derivative instruments that the Fund intends to use to achieve its investment objective and the principal risks associated with those instruments.

Response: The Global Equity Income Fund will not invest in derivatives as a principal strategy; accordingly, in addition to deleting “Counterparty Risk,” “Derivatives Risk,” and “Leveraging Risk” from the principal risks in the summary prospectus, the Trust has revised the second sentence of the Fund’s principal investment strategy to read as follows:

“The equity securities in which the Fund may invest include common stock, preferred stock, depositary receipts, securities convertible into common and preferred stock and non-convertible preferred stock ~~and financial instruments that derive their value from such securities~~.”

(b)

Principal Investment Strategy (p. 2): The staff notes that the third paragraph states that the Fund may invest up to 10% of its net assets in global fixed income securities. Please add the following as principal risks: Credit Risk, Interest Rate Risk, Prepayment Risk and Extension Risk.

Response: The Trust has added the following principal risks to the Principal Investment Strategy section:

“Credit Risk. The risk that the issuer or the guarantor (or other obligor, such as a party providing insurance or other credit enhancement) of a fixed income security, or the counterparty to a derivatives contract, repurchase agreement, loan of portfolio securities or other transaction, is unable or unwilling, or is perceived (whether by market participants, ratings agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or otherwise honor its obligations. Securities are subject to varying degrees of credit risk, which are often reflected in their credit ratings. The downgrade of the credit rating of a security may decrease its value.”

“Interest Rate Risk. The risk that fixed income securities will decline in value because of changes in interest rates. When interest rates decline, the value of a Fund’s debt securities generally rises. Conversely, when interest rates rise, the value of the Fund’s debt securities generally declines. A Fund with a longer average duration will be more sensitive to changes in interest rates, usually making it more volatile than a fund with a shorter average duration. As of the date of this Prospectus, interest rates in the United States are at or near historic lows, but may rise significantly or rapidly, potentially resulting in losses to a Fund.”

“Prepayment Risk and Extension Risk. Prepayment risk is the risk that the principal on securities held by the Fund may be paid off by the issuer more quickly than originally anticipated, and the Fund may have to reinvest the proceeds in an investment offering a lower yield, may not benefit from any increase in value that might otherwise result from declining interest rates and may lose any premium it paid to acquire the security. Extension risk is the risk that the principal on securities held by the Fund may be paid off by the issuer more slowly than originally anticipated.”

(c)	Principal Investment Strategy (p. 2): As with the Retirement 2020 Fund, in an appropriate place in the prospectus, please define “duration” and discuss how a 1% rise in interest

Elisabeth Bentzinger

February 17, 2016

rates impacts the value of portfolio securities at a given duration. Please note that this discussion need not be included in the summary prospectus.

Response: The Trust has added this disclosure to the Glossary section in the prospectus, as follows:

“Duration - A measure of how much a bond’s price fluctuates with changes in interest rates. As a general rule, for every 1% increase or decrease in interest rates, a bond’s price will change approximately 1% in the opposite direction for every year of duration. For example, if a bond has a duration of five years and interest rates increase by 1%, the bond’s price will decline by approximately 5%. Conversely, if a bond has a duration of five years and interest rates fall by 1%, the bond’s price will increase by approximately 5%. Other factors can influence a bond portfolio’s performance and share price. Accordingly, a bond portfolio’s actual performance will likely differ from the example.”

(d)

Principal Investment Strategy (p. 2): The staff notes that the third paragraph states that investments in fixed income securities will be made on an “opportunistic basis”. Please revise the disclosure to explain what “opportunistic basis” means in plain English.

Response: The Trust has revised that sentence to read as follows:

“Investments in fixed income securities will be made on an opportunistic basis, when the sub-adviser identifies an attractive prospect or a particular investment that may enhance the Fund’s returns.”

(e)

Principal Investment Strategy (p. 2): Please disclose whether the Fund has any requirements concerning credit quality, including the lowest rating in which the Fund may invest and whether, when investing in fixed income securities, the Fund may invest in bonds that are in default. Please add risk disclosure regarding the Fund’s investments in junk bonds.

Response: The Fund has no requirements concerning credit quality; however the Fund will not invest in securities of an issuer who is in default. The Trust has added the following principal risk under the Principal Investment Strategy section:

Non-Investment Grade Securities Risk- Bonds rated below investment grade (i.e., BB or lower by S&P or Fitch or Ba or lower by Moody’s or, if unrated, are deemed to be of comparable quality by the Adviser or a Sub-Adviser) are speculative in nature and are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on changes in interest rates. Non-investment grade bonds, sometimes referred to as “junk bonds,” are usually issued by companies without long track records of sales and earnings, or by those companies with questionable credit strength.

(f)

Principal Investment Strategy (p. 2): The staff notes that the third paragraph states that the Fund may invest in asset-backed securities. As with the Retirement 2020 Fund, please state supplementally whether and to what extent the Fund will invest in asset-backed securities that rely on the exceptions to the definition of “investment company” contained in Sections 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940, as amended, and

Elisabeth Bentzinger

February 17, 2016

whether there is a limit on the percentage of the Fund’s assets that can be invested in such asset-backed securities.

Response: It is not expected that asset-backed securities that rely on the Section 3(c)(1) or 3(c)(7) exceptions would comprise a significant portion of the Fund’s assets, and in any event, any such investment would be below 15% of the Fund’s assets.

(g)

Principal Risks (p. 4): The staff notes that “Sector Concentration Risk”, which is included in the principal risks section, does not correspond to any of the strategies that are disclosed in the principal investment strategy section.

Response: The Trust has added the following to the Fund’s principal investment strategy:

“The Fund does not intend to consistently concentrate in any one sector, however from time to time, in pursuing its investment strategy, the Fund’s investments may focus on a particular sector.”

3.	Global Talents Fund - Summary Prospectus

(a)

Please apply the comments on the Global Equity Income Fund to the Global Talents Fund to the extent applicable. In particular, in accordance with the Barry Miller Letter, please revise the Fund’s principal investment strategy and principal risks disclosures to describe the actual derivative instruments that the Fund intends to use to achieve its investment objective and the principal risks associated with those instruments.

Response: The Trust acknowledges that the staff’s comments on the Global Equity Income Fund will be applied to the Global Talents Fund, as applicable. The Global Talents Fund will not invest in derivatives as a principal strategy; therefore in addition to deleting “Counterparty Risk,” “Derivatives Risk,” and “Leveraging Risk” from the principal risks in the summary prospectus, the Trust has revised the second sentence of the Fund’s principal investment strategy to read as follows:

“Equity securities in which the Fund may invest include common stock, preferred stock, depositary receipts, securities convertible into common and preferred stock and non-convertible preferred stock ~~and financial instruments that derive their value from such securities~~.”

(b)

Principal Risks (p. 4): The staff notes that “Emerging Markets Risk”, which is included in the principal risks section, does not correspond to any of the strategies that are disclosed in the principal investment strategy section.

Response: The Trust has added the following sentence as the penultimate sentence to the second paragraph of the Fund’s principal investment strategy:

“The Fund may also invest in emerging market countries.”

Elisabeth Bentzinger

February 17, 2016

4.	Global Funds SAI

(a)

Appendix B (p. B-3): The staff notes that the description of material conflicts indicates that no material conflicts exist. In accordance with Item 20(a)(4) of Form N-1A, please revise the disclosure to describe any material conflicts that may arise in connection with a portfolio manager’s management of a Fund’s investments, on the one hand, and the investments of the other accounts included in response to paragraph (a)(2) of Item 20, on the other.

Response: The Trust will make the requested change.

(b)

Appendix C (p. C-3): The staff notes that the proxy voting policies and procedures for AXA Investment Managers, Inc. (“AXA IM”) state that AXA IM does not currently invest in equity securities for its clients. Please update Appendix C to include the correct proxy voting policies and procedures for AXA IM.

Response: The Trust will make the requested change.

III.	Miscellaneous

1.	Please provide “Tandy” representations.

Response: A “Tandy” letter will be filed for each post-effective amendment as separate correspondence.

*        *        *        *         *

If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

Kiesha T. Astwood-Smith, Esq.

AXA Equitable Funds Management Group, LLC